June 3, 2025

Deven Soni
President and Chief Executive Officer
Vertical Data Inc.
1980 Festival Plaza Drive Suite 300
Las Vegas, NV 89135

       Re: Vertical Data Inc.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed May 22, 2025
           File No. 333-284187
Dear Deven Soni:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 15, 2025 letter.

Amendment No. 3 to Registration Statement on Form S-1
Our Products and Suppliers, page 2

1. We note your response to prior comment 1, including that you do not have any distribution agreements with any of your suppliers, do not have any vendor agreements with binding terms regarding price, volume or exclusivity, and that your relationship with vendors is based "on history of having done business together"
       rather than formal written agreements or unwritten arrangements. Please revise your
       Risk Factors section accordingly to discuss the material risks presented by the nature of these arrangements described here and in your disclosure, including on page 2 under the subheading "Our Products and Suppliers." As one example only, revise to address the risks to your business operations and financial results as a result of your lack of ability to enforce your vendor relationships or otherwise seek recourse,
 June 3, 2025
Page 2

       recover costs or seek damages should these relationships deteriorate given their informal nature. We note your risk factor on page 15 beginning "We rely on a small number of key vendors in our supply chain..." which discusses two vendors, Amaara
       Networks and Circular Technology, "which represent approximately 84% and 16% of sales for the year ended September 30, 2024." Last, disclose whether these parties, or other vendors you engage, are related parties and, if so, please revise your disclosure accordingly, including on page 46 under "Certain Relationships and Related Party
       Transactions."
        Please contact James Giugliano at 202-551-3319 or Theresa Brillant at 202-551-3307
if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Cara Wirth at 202-551-7127
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Scott E. Linsky